UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes [   ]   No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

Eurand N.V. held an extraordinary general meeting of shareholders (“EGM”) on January 19, 2011. There were 33,293,354 ordinary shares voted, out of a total number of 48,028,387 ordinary shares issued and outstanding and entitled to vote at the EGM.  The results of the votes were as follows:

		Number of Ordinary Shares
	Proposal	For	Against	Abstain	Broker Non-Vote
1A	To appoint John J. Fraher as executive director ‘A’ and Chief Executive Officer of the Company.	33,222,951	70,403	0	0
1B	To appoint Cecilia Gonzalo as a non-executive director ‘B’ of the Company.	33,222,866	70,338	100	0
2A	To review and approve compensation for John J. Fraher, Executive Director and Chief Executive Officer of the Company.	33,271,507	21,247	600	0
2B	To review and approve compensation for Angelo C. Malahias, Chairman of the Board of the Company.	33,292,439	265	650	0
2C	To review and approve compensation for Cecilia Gonzalo as a Director of the Company.	33,271,522	21,182	650	0
3	To grant a discharge to the resigning directors (Gearoid Faherty and Jonathan Cosgrave) in respect of their management during the financial year 2010.	33,271,622	21,232	500	0
4	To approve the Share Purchase Agreement by and among the Company, Axcan Holdings Inc. and Axcan Pharma Holding B.V.	33,292,554	750	50	0
5	To review and approve the sale of all assets and liabilities of the Company to Axcan Pharma Holding B.V. or one or more of its designees, effective upon the closing of the Axcan offer.	33,292,554	700	100	0
6	To approve the designation of the Members of the Special Committee with respect to the sale of the assets and liabilities of the Company, effective upon the closing of the Axcan offer.	33,292,554	700	100	0
7A	To appoint Richard Tarte, VP, Corporate Development and General Counsel of Axcan, as an executive director ‘A’ of the Company, effective upon the closing of the Axcan offer.	33,267,044,	26,160	150	0
7B	To appoint Richard DeVleeschouwer, Senior Vice President, Human Resources of Axcan, as an executive director ‘A’ of the Company, effective upon the closing of the Axcan offer.	33,266,994	26,160	200	0
7C	To appoint Steve Gannon, Senior Vice President, CFO and Treasurer of Axcan, as an executive director ‘A’ of the Company, effective upon the closing of the Axcan offer.	33,266,994	26,160	200	0
8	To approve the dissolution of the Company, effective upon the closing of the Axcan offer.	33,292,102	1,152	100	0
9	To approve the appointment of Axcan Pharma Holding B.V. keeper of the books and records of the Company upon termination of the liquidation, effective upon the completion of the Subsequent Offering Period.	33,292,152	1,102	100	0
10	To approve any other resolution tabled in connection with the above.	26,594,374	6,698,780	200	0

The information in this report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2011	EURAND N.V.

	By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer & Secretary